(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Sands Regent
Full Name of Registrant

Former Name if Applicable

345 North Arlington Ave.
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously discussed on Form 8-K filed on May 8, 2006 by The Sands Regent (the “Company” or “Sands Regent”), the audit committee of the Company has determined that the Company’s interim financial statements (i) for the three and six month periods ended December 31, 2005 included in the Company’s Form 10-Q filed on March 22, 2006 and as amended on March 24, 2006 and (ii) for the three months ended September 30, 2005 included in the Company’s Form 10-Q filed on November 21, 2005 contained errors and should no longer be relied upon. The Company continues its review and preparation of the revised Form 10-Q’s and is providing documentation to its external auditor, Deloitte & Touche LLP, regarding these errors, delaying Deloitte & Touche’s review for the quarter ended March 31, 2006. These processes cannot be completed prior to May 15, 2006 without unreasonable expense or effort. As a result, the Company can not file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 within the time period prescribed by Rule 13a-13 of the Securities Exchange Act of 1934. The Company plans to file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 as soon as practicable, but does not expect such filing to occur before the fifth calendar day following its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cornelius T. Klerk	775	348-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 Quarterly Report on Form 10-Q for the quarter ended December 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Sands Regent
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2006	By	/s/ Cornelius T. Klerk, Chief Financial Officer